Exhibit 12.1

Advanstar Communications Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

		Advanstar
	Predecessor
		For the period from October 12, 2000 through December 31,
	For the period from January 1, 2000 through October 11,		Combined	Year ended December 31,
	2000	2000	2000	2001	2002	2003	2004
		(unaudited)
	(dollars in thousands)
Earnings before fixed charges:
Income (loss) from continuing operations
before income taxes, and cumulative effect of accounting change	$7,660	$(22,373)	(14,713)	$(65,457)	$(73,689)	$(45,254)	$(27,466)
Portion of rents representative of interest factor	1,821	288	2,109	2,378	2,475	2,589	3,240
Interest on indebtedness	37,923	13,592	51,515	55,151	51,047	57,849	70,103

Earnings (loss) before fixed charges	47,404	(8,493)	38,911	(7,928)	(20,167)	15,184	45,877

Fixed charges:
Portion of rents representative of interest factor	1,821	288	2,109	2,378	2,475	2,589	3,240
Interest on indebtedness	37,923	13,592	51,515	55,151	51,047	57,849	70,103

Total fixed charges	39,744	13,880	53,624	57,529	53,522	60,438	73,343

Ratio of earnings to fixed charges	1.2	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	—	$(22,373)	$(14,713)	$(65,457)	$(73,689)	$(45,254)	$(27,466)